                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                         Central Sprinkler Corporation
                   -----------------------------------------
                               (Name of Issuer)


                                 Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)


                                  155184 10 4
                   -----------------------------------------
                                (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 155184 10 4          SCHEDULE 13G                        Page 2 of 5



------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                            George G. Meyer
------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                            N/A                                   (a)  [     ]
                                                                  (b)  [     ]

------------------------------------------------------------------------------
 3        SEC USE ONLY


------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America
------------------------------------------------------------------------------

                             5        SOLE VOTING POWER

         NUMBER OF                              431,111(1)
          SHARES             -------------------------------------------------
       BENEFICIALLY          6        SHARED VOTING POWER
         OWNED BY
           EACH                                None
         REPORTING           -------------------------------------------------
          PERSON             7        SOLE DISPOSITIVE POWER
           WITH
                                               431,111(1)
                             -------------------------------------------------
                             8        SHARED DISPOSITIVE POWER

                                               None
------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      431,111(1)
------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                      10.4%
------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

                      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The amount shown includes (i) 303,875 shares of Common Stock that may be acquired under currently exercisable options and (ii) 3,998 shares of Common Stock that have been allocated to Mr. Meyer under the Company's Employee Stock Ownership Plan (the "ESOP"). Mr. Meyer is one of three members of a committee that acts as trustee of the ESOP. All acts by the ESOP trustee are by a majority of the committee members. Under the instruments governing the ESOP and the ESOP Trust, the ESOP trustee, as a fiduciary, is empowered to receive or direct the receipt of dividends from, and proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP. As a member of the committee that acts as ESOP trustee, Mr. Meyer may be deemed to have shared dispositive control over the unallocated Common Stock in the ESOP Trust. At December 31, 1997, the ESOP Trust held 583,000 unallocated shares of Common Stock. Pursuant to Rule 13d-4, Mr. Meyer disclaims beneficial ownership of the shares that may be beneficially owned by the ESOP trustee or that are held by the ESOP Trust, except that Mr. Meyer does not disclaim beneficial ownership of the shares in which he has beneficial ownership as a participant in the ESOP.

Item 1.

         (a)      Name of Issuer:  Central Sprinkler Corporation (the "Company")

         (b)      Address of Issuer's Principal Executive Offices:
                                    451 North Cannon Avenue
                                    Lansdale, Pennsylvania  19446

Item 2.

         (a)      Name of Person Filing:  George G. Meyer

         (b)      Address of Principal Business Office or, if none, Residence:
                                    451 North Cannon Avenue
                                    Lansdale, Pennsylvania  19446

         (c)      Citizenship: United States

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number: 155184 10 4
                  ------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing is a: N/A

Item 4. Ownership: For information concerning the ownership of Common Stock of the Company by Mr. Meyer, please see Items 5 through 11 of the cover page to the Schedule 13G and the footnote thereto.

Item 5.  Ownership of Five Percent or Less of a Class:  N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.  Identification and Classification of Members of the Group:  N/A

Item 9.  Notice of Dissolution of Group:  N/A

Item 10. Certification:  N/A

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           February 12, 1998
                                           -------------------------------


                                           /s/ George G. Meyer
                                           -------------------------------
                                           George G. Meyer